Valley Forge Life Insurance Company
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                                 A Stock Company



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Executive Office:                                  Home Office:
CNA Plaza                                          401 Penn St.
Chicago, Illinois  60685                           Reading, Pennsylvania 19601

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                            ACCELERATED BENEFIT RIDER


This rider forms a part of the policy to which it is attached. It is issued in consideration of your application.

We will pay a benefit advance to the owner during the lifetime of the Insured. The benefit will be paid upon written election of the owner. The payment of the death benefit to the beneficiary will be reduced by the sum of

1.)      any benefit advance paid under this rider;
2.)      any interest charged on the benefit advance; and


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3.)      any other debt on the policy.

ACCELERATED BENEFITS

We will provide a benefit advance if the Insured has a terminal condition, subject to the provisions of this rider. The maximum benefit advance will be the lesser of: (1) 75% of the policy death benefit on the day we receive the request; or (2) $250,000 from all policies in force with us.

We will pay the benefit advance in a lump sum. Payments in other than a lump sum may be made at the owner's request, subject to our approval. The minimum amount of any payment will be $500. Once you exercise this rider, we will send you a periodic report concerning the effect of this rider on policy values. Surrender charges will not be assessed against any benefits paid under this rider.

We will charge interest on the amount of the benefit advance. Interest accrues daily at an interest rate which is not greater than the greatest of:

     1. The yield of a 90-day Treasury Bill as of the latest quote on such bills; or


     2. The maximum adjustable loan rate allowed by law; or


     3. 6%.



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On each policy  anniversary,  the accrued  interest will be added to the benefit advance and bear interest at the rate then in effect. Additional interest will not accrue if the benefit advance plus accrued interest equals the policy death benefit less any debt. At such time this policy will terminate.



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Receipt of an accelerated  benefit may be a taxable  event.  Please consult your tax advisor before you exercise the accelerated benefit. Cash values, loan value and the policy death benefit will be reduced if you receive an accelerated benefit.
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IMPACT ON POLICY

The benefit advance plus accrued interest will be treated as a lien against the policy values and policy death benefit. Access to the surrender value through policy loans or partial or full surrender is limited to the excess of the surrender value over the benefit advance and the accrued interest on the benefit advance. The death benefit will be reduced by the amount of the benefit advance plus any accrued interest. Any other benefits payable under other riders attached to this policy are not affected by any benefit paid under this rider.




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QUALIFYING EVENT FOR A BENEFIT ADVANCE

The qualifying event for the benefit advance is the terminal condition of the Insured. A terminal condition is an illness or physical condition or accidental injury from which the Insured: (1) is not expected to recover; and (2) is expected to die within twelve months after the date we receive the request for the benefit advance.

Before payment of a benefit advance is made, we will require that we be given satisfactory proof that the Insured's life expectancy is twelve months or less from the date we receive the request for a benefit advance. Satisfactory proof will include the certification of a licensed physician who is not the Insured, the owner nor a member of the immediate family of either. (Immediate family includes parents, parents-in-law, siblings, siblings-in-law, or children.) We reserve the right to obtain a second medical opinion at our expense.


PAYMENT CONDITIONS

The payment of any benefit advance is subject to the following conditions:



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     (1) The policy must be in force.

     (2) The policy must not be assigned except to us as security for a policy loan.

     (3) The payment of a benefit advance must be approved by any irrevocable beneficiary.


INVOLUNTARY ACCESS

This rider provides for the accelerated payment of the death benefit of this policy. This rider is not meant to cause you to involuntarily access proceeds ultimately payable to the beneficiary. A benefit advance will not be paid if:
(a) the owner is required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or (b) the owner is required by a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.


OWNERSHIP

The owner of this policy is the owner of this rider.




RIDER TERMINATION

This rider will terminate on the earliest of:



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     (1) the date the policy terminates; or

     (2) the date you give us written notice to terminate this rider; or

     (3) the date that the benefit advance plus accrued interest equals the policy death benefit less all debt.

This rider may be reinstated as part of the policy if the policy is reinstated.

GENERAL

All provisions of the policy not in conflict with this rider apply to this rider.




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Signed for the Company at its Executive  Office,  CNA Plaza,  Chicago,  Illinois
60685 on the policy date.


/s/BERNARD L. HENGESBAUGH                            /s/DAVID L. STONE
Chief Executive Officer                              Group Vice President



VULR-101(6/99)